VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071

December 16, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	CNI Charter Funds - File No. 333-16093 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Kimberly Browning of the staff of the Securities and Exchange Commission (the "Commission") by telephone on October 28, 2011, regarding Post-Effective Amendment Number 44 to Registrant’s Form N-1A registration statement.  Responses to all of the comments are included below and as appropriate are reflected in Post-Effective Amendment Number [48] to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

Prospectus

1.           In the principal investment strategy of each Fund that has adopted a policy to invest at least 80% of its assets in certain types of investments in accordance with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), clarify whether the 80% test will be applied to the Fund’s total assets or net assets (plus any borrowings for investment purposes).

Response:  The 80% test will be applied to each such Fund’s net assets (plus any borrowings for investment purposes), and we have revised the Prospectus accordingly.

2.           With respect to the California Tax Exempt Money Market Fund and California Tax Exempt Bond Fund, state that the 80% test applicable to each Fund’s investments is a fundamental policy, in accordance with Rule 35d-1.  For each other Fund that has adopted a policy to invest at least 80% of its assets in certain types of investments in accordance with Rule 35d-1, state that the policy may be changed upon 60 days’ notice to shareholders.

Response:  We have made the requested revisions.

3.           In the fee tables for the Funds (included in the prospectus pursuant to Item 3 of Form N-1A), any references to contractual fee waivers may only be disclosed if such waivers are effective for at least one year from the date of effectiveness of the prospectus.  Remove any references to any fee waivers that do not meet these requirements.

Response:  We have clarified that all contractual fee waivers disclosed in the Funds’ fee tables will be effective for at least one year from the date of effectiveness of the prospectus.

4.           In the fee tables for certain Funds, a footnote regarding a contractual agreement by City National Asset Management, Inc. (“CNAM”) to limit the Fund’s total expenses to certain stated amounts (each an “Expense Cap”) states that any such fee reductions may be repaid to CNAM within three years after they occur if such repayments can be achieved within the Fund’s expense limit in effect at the time such expenses were incurred and “if certain other conditions are satisfied.”  Explain the other conditions that are required to be satisfied.

Response:  We have revised each such footnote to clarify that approval of the Trust’s Board of Trustees of any such reimbursement is required.

5.           In the fee table for each Fund subject to an Expense Cap, the footnote regarding the Expense Cap states that taxes, interest, brokerage commissions, extraordinary expenses and acquired fund fees and expenses are excluded from the Expense Cap.  Disclose that to the extent any such expenses are incurred, the Fund’s total annual operating expenses will increase.

Response:  We have added the requested disclosure.

6.           The fee tables for certain Funds include footnotes regarding a waiver by CNAM of shareholder servicing fees.  State whether any such waived fees are eligible for reimbursement to CNAM.

Response:  We have revised each such footnote to clarify that any such waived fees are not eligible for reimbursement to CNAM.

7.           The fee tables for certain Funds include footnotes disclosing multiple contractual fee waivers.  For instance the fee table for the Limited Maturity Fixed Income Fund includes footnotes disclosing 1) a contractual agreement by CNAM to waive shareholder servicing fees, and 2) a contractual agreement by CNAM to limit the Fund’s total annual fund operating expenses to certain stated amounts.  Clarify the order in any such fee waivers are applied.

Response:  For all Funds subject to multiple contractual fee waivers, the contractual agreement by CNAM to limit such Funds’ total annual fund operating expenses is applied after all other fee waivers are applied.

8.           In the “Principal Investment Strategies” section for each Fund (in response to Item 4 of Form N-1A), add increased disclosure summarizing the Fund’s principal investment strategies, and delete the paragraph directing the reader to the remainder of the Prospectus and the Statement of Additional Information (the “SAI”) for additional information.

Response:  We have made the requested revisions.

9.           In the table showing “Average Annual Total Returns” for each Fund, disclose that the returns of the benchmark indexes reflect no deductions for fees, expenses or taxes.

Response:  We have made the requested revisions.

10.         The “Principal Investment Strategies” section for the Government Bond Fund states that the Fund may purchase mortgage-backed and asset-backed instruments issued by the U.S. Government or government sponsored agencies.  Specify what the asset-backed instruments will be backed by, and the government sponsored agencies to which the Fund is referring.

Response:  We have made the requested revisions.

11.         The “Average Annual Total Returns” tables for the Government Bond Fund, the Corporate Bond Fund and the Multi-Asset Fund include footnotes stating that CNAM has elected to compare the Fund’s performance to its respective benchmark as CNAM believes the benchmark is the most appropriate index for comparison to the respective Fund’s performance.  Clarify that this disclosure is being made in connection with a change by CNAM of each such Fund’s primary benchmark from the prior period.

Response:  We have made the requested revisions.

12.         For all fixed income Funds, specify who assesses the relevant credit quality ratings.

Response:  We have added the following disclosure to the Prospectus:

“With respect to the Bond Funds, CNAM periodically reviews the creditworthiness of issuers held. CNAM’s credit analysis process includes not only a review of the rating agencies’ assigned ratings but a review of the specific factors central to those ratings assessments, as well as the factors that could cause a change in the assigned ratings.”

13.         To the extent any fixed income Fund can invest in unrated securities, disclose this fact and state who is responsible for assessing the quality of such securities.

Response:  We have added disclosure indicating that certain Funds may invest in unrated securities that in the opinion of CNAM or a sub-adviser, as applicable, are of comparable quality to the Funds’ stated credit quality rating requirements.

14.         Confirm that to the extent any Fund (other than Funds with separate line items for acquired fund fees and expenses in their fee tables) invests in other funds, the annual amount of acquired fund fees and expenses is less than one basis point and therefore is not required to be disclosed in a separate line item in the Fund’s fee table.

Response:  We so confirm.

15.         Confirm that investing in equity securities is a principal investment strategy for the High Yield Bond Fund, and if so, specify the types of equity securities in which the Fund may invest.  Clarify in the Fund’s “Principal Investment Strategies” section that fixed income securities rated below investment grade are commonly referred to as “junk bonds.”  State the lowest credit rating of securities in which the Fund will invest, and if the Fund may invest in companies in default, disclose this and the attendant risks.

Response:  We confirm that investing in equity securities is not a principal investment strategy for the Fund, and that the Fund does not invest in companies in default.  We have revised the disclosure accordingly and made all other requested revisions.

16.         For all Funds, confirm that to the extent a strategy is disclosed as a principal investment strategy, the attendant risks are disclosed.

Response:  We so confirm.

17.         The “Principal Investment Strategies” section for the Multi-Asset Fund indicates that the Fund pursues its investment objective by investing all or a substantial portion of its assets in other mutual funds or “other types of funds like exchange-traded funds.”  Specify the types of funds in which the Fund invests.  The disclosure states that the Fund “may” invest in other funds in the CNI Charter Funds family.  State that the Fund “will” make such investments if that is the case.  Disclose whether the Fund may also invest in unaffiliated funds.  With respect to the Fund’s investments in bonds, if duration is an investment criterion, disclose this; disclose whether there are any restrictions on maturity; and disclose the terms of the bonds in which the Fund may invest (e.g., fixed, variable, principal, interest, etc.).

Response:  We have made the requested revisions.

18.         The “Principal Investment Strategies” section for the Diversified Equity Fund indicates that the Fund invests at least 80% of its portfolio in common stocks of large-capitalization U.S. companies that are diversified among “various” industries and market sectors.  Use of the term

“various” in this context implies investment in specific industries.  If the Fund does invest in specific industries, identify those industries and disclose the attendant risks.  If the Fund does not invest in specific industries, consider changing “various” to “all.”

Response:  We do not believe that use of the term “various” in this context implies investment in specific industries.  The Fund invests in different industries and market sectors, which may vary from time to time.  We believe changing “various” to “all” in this disclosure would imply that the Fund will make investments in all industries and market sectors at all times, which is not the Fund’s intention.

19.         The “Principal Investment Strategies” section for the Diversified Equity Fund indicates that up to 20% of the Fund’s portfolio may consist of securities of mid-capitalization companies.  Specify whether this reference should be to equity securities of such companies, and if so, specify the type of equity securities in which the Fund may invest, and disclose the attendant risks.  Clarify that the definitions of large-capitalization and mid-capitalization used by the Fund are not definitions promulgated by Standard & Poor’s. Clarify that the Fund’s investments in American Depository Receipts (“ADRs”) are limited to sponsored ADRs, as indicated in the “Principal Risks of Investment in the Fund” section.

Response:  We have made the requested revisions.

20.         The “Principal Investment Strategies” section for the Large Cap Value Fund indicates that at least 80% of the Fund’s portfolio consists of equity securities of large U.S. corporations and U.S. dollar denominated ADRs of large foreign corporations which are undervalued.  Specify the types of equity securities in which the Fund invests and disclose the attendant risks.  Clarify in plain English what is meant by a statement that CNAM selects Fund investments based on a combination of “quantitative and fundamental” analysis.

Response:  We have made the requested revisions.

Statement of Additional Information (“SAI”)

21.         Confirm that all non-principal investment strategies used by the Funds and the attendant risks are disclosed in the SAI.

Response:  We so confirm.

22.         Confirm that all principal investment strategies used by the Funds disclosed in the SAI are also disclosed in the Prospectus.

Response:  We so confirm.

23.         With respect to the CSC Small Cap Value Fund’s policy on borrowing, disclose that the limit of the Fund’s permitted borrowings  is 33 1/3% of the Fund’s assets.

Response:  We note that the Fund has adopted a fundamental policy that it may not borrow money in an amount exceeding 33 1/3% of the value of its total assets.

24.         Confirm that each Fund has adopted a policy of not purchasing portfolio securities while its outstanding borrowings exceed 5% of its assets.  If this is not the case, add disclosure regarding leverage to the Prospectus with respect to any Funds not subject to such a policy.

Response:  We confirm that each Fund other than the Money Market Funds has adopted a policy of not purchasing portfolio securities while its outstanding borrowings exceed 5% of its assets.  The Money Market Funds have adopted a policy that no Fund will purchase securities or make investments while borrowings are outstanding.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP